Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Corporation	Jurisdiction of Incorporation or Organization	% of Voting Securities Held at December 31, 2013
CompX Security Products Inc.	Delaware	100
CompX Asia Holding Corporation	Malaysia	100
CompX Marine Inc.	Delaware	100
Custom Marine Inc.	Delaware	100
JZTB Realty LLC	Wisconsin	100
Livorsi Marine Inc.	Illinois	100